Press Release

Skandia

14 November 2003

[redacted] ons
weden
0 00
0
03037629
Office:
Sveavägen 44

Financial effects through September 2003

Skandia's result is affected by external factors such as changes in the stock market and interest rates. Future revenues, which are based on fund values, increase or decrease as a result of these factors.

According to information presented in conjunction with the interim report for the second quarter of 2003, a 1% increase in the stock market would have a one-time effect on the operating result of SEK +62 million and a 1% decrease would have a one-time effect on the operating result of SEK -55 million.

Financial effects during the first half of 2003 were positive in the amount of SEK 216 million. During the third quarter of 2003, financial effects are expected to be positive and are estimated to be in the range of SEK 100 million to SEK 200 million.

Third quarter sales

Skandia reported on its sales for the third quarter on 13 November 2003. The sales development and new sales for unit linked assurance are summarized in the appended table on page 2.

Comparison figures

To facilitate comparison, as in the 2002 Annual Report, the group overview presented in connection with the interim report will be stated excluding the result for discontinued operations. This format is show in the appended tables on pages 3-5. By discontinued operations is meant American Skandia and the banking operation in Switzerland. As previously announced, a decision has been made to wind up the Swiss banking operation, which will close its office on 20 November 2003.

Skandia's interim report for the third quarter of 2003 will be released on 24 November 2003.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Skandia

Sales development, third quarter 2003

The sales development pertains to the third quarter of 2003 compared with the corresponding period a year ago.

%	SEK	Local currency
Group, total		
Sales	3	11
of which, unit linked assurance	-1	7
New sales, unit linked assurance	1	7
Sweden (excl. Skandia Liv)		
Sales	-9	-9
of which, unit linked assurance	-1	-1
New sales, unit linked assurance	0	0

Comparison figures 2002 for group overview

GROUP OVERVIEW – QUARTERLY ANALYSIS

SEK million	2002 12 mos.	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Sales [1]					
Unit linked assurance	53,967	13,391	13,185	13,638	13,753
Mutual funds	16,963	3,750	4,147	5,220	3,846
Direct sales of funds	2,341	423	590	264	1,064
Life assurance	1,638	710	408	273	247
Other businesses	453	114	95	118	126
Total sales	**75,362**	**18,388**	**18,425**	**19,513**	**19,036**
Result summary					
Unit linked assurance (according to the embedded value method)	3,027	795	724	733	775
Mutual funds	-291	-90	-56	-87	-58
Life assurance	119	5	35	20	59
Other businesses	-18	14	-35	-47	50
Group expenses	-569	-179	-122	-159	-109
Result of operations	**2,268**	**545**	**546**	**460**	**717**
Financial effects, unit linked assurance (according to the embedded value method)	-2,267	-457	-898	-792	-120
Items affecting comparability	1,566	-450	-	2,016	-
Operating result	**1,567**	**-362**	**-352**	**1,684**	**597**
Other comparison figures					
Total annualized new sales, unit linked assurance [2], SEK million	9,176	2,318	2,064	2,361	2,433
Profit margin new sales, unit linked assurance, %	13.5	13.4	14.9	12.9	13.1
Profit and loss account (according to Swedish GAAP)					
Result after tax, incl. discontinued operations, SEK million	-4,298	-4,505	-1,451	1,498	160
Result after tax, excl. discontinued operations, SEK million	2,724	-44	666	1,770	332
Earnings per share, incl. discontinued operations, SEK [3]	-4.20	-4.40	-1.42	1.46	0.15
Earnings per share, excl. discontinued operations, SEK [3]	2.66	-0.04	0.65	1.73	0.32

[1] Sales pertain to paid-in premiums and deposits in funds.
[2] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.
[3] Earnings per share, after dilution.

Comparison figures 2003 for group overview

GROUP OVERVIEW – QUARTERLY ANALYSIS

SEK million	2003 Q2	2003 Q1
Sales [1]		
Unit linked assurance	14,077	12,571
Mutual funds	4,368	3,323
Direct sales of funds	632	1,373
Life assurance	253	276
Other businesses	116	146
Total sales	**19,446**	**17,689**
Result summary		
Unit linked assurance (according to the embedded value method)	848	634
Mutual funds	-54	-68
Life assurance	7	32
Other businesses	50	-7
Group expenses	-177	-135
Result of operations	**674**	**456**
Financial effects, unit linked assurance (according to the embedded value method)	499	-283
Items affecting comparability	-46	-
Operating result	**1,127**	**173**
Other comparison figures		
Total annualized new sales, unit linked assurance [2], SEK million	2,259	2,073
Profit margin new sales, unit linked assurance, %	13.8	13.5
Profit and loss account (according to Swedish GAAP)		
Result after tax, incl. discontinued operations, SEK million	-43	127
Result after tax, excl. discontinued operations, SEK million	-75	177
Earnings per share, incl. discontinued operations, SEK	-0.04	0.12
Earnings per share, excl. discontinued operations, SEK	-0.07	0.17

[1] Sales pertain to paid-in premiums and deposits in funds.
[2] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.
[3] Earnings per share, after dilution.

Specification, discontinued operations

Operating result, SEK million	2003 Q2	2003 Q1	2002 12 mos.	2002 Q4	2002 Q3	2002 Q2	2002 Q1
American Skandia	125	0	-10,848	-6,718	-2,268	-1,472	-390
Skandia Bank Switzerland	-93	-50	-164	-55	-50	-22	-37

Result before tax, SEK million	2003 Q2	2003 Q1	2002 12 mos.	2002 Q4	2002 Q3	2002 Q2	2002 Q1
American Skandia	125	0	-9,145	-6,545	-1,921	-438	-241
Skandia Bank Switzerland	-93	-50	-164	-55	-50	-22	-37

Result after tax, SEK million	2003 Q2	2003 Q1	2002 12 mos.	2002 Q4	2002 Q3	2002 Q2	2002 Q1
American Skandia	125	0	-6,853	-4,405	-2,066	-247	-135
Skandia Bank Switzerland	-93	-50	-169	-56	-51	-25	-37

Press release

Skandia

14 November 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Hans-Erik Andersson named new CEO of Skandia

Hans-Erik Andersson has been named President and CEO of Skandia. Hans-Erik Andersson, 53, is currently Nordic Region Chairman for Marsh & McLennan Companies, a global leader in risk- and insurance advisory services and asset management, in both the life and property & casualty segments.

Hans-Erik Andersson worked for Skandia International from 1987–1992. From 1997–1999 he was Executive vice president at Skandia in charge of the property & casualty insurance operations. From 1992–1997 he was active in the UK as Executive Director of Mercantile & General Reinsurance in charge of the European life and property & casualty insurance operations.

Skandia's chairman, Bengt Braun, comments:

> "Hans-Erik Andersson knows the industry and is well versed in the markets and conditions in the Nordic region, the UK and Continental Europe. He is an internationally tested and respected company leader. His list of merits and personal qualities meet the requirement profile for this job extremely well, and the Board is very happy to have him on board at Skandia."

Hans-Erik Andersson comments:

> "Like many other life and unit linked assurance companies, Skandia has gone through a difficult period in which the market situation has forced it to implement short-term adaptations as well as long-term changes in its product structure and business strategies. Today Skandia is in an interesting and exciting position that offers major development opportunities.
>
> "Skandia works in a market with underlying growth and has both the expertise and the products needed for success. I have no doubts that we can offer our customers the best solutions and build a profitable operation for Skandia's shareholders.

“I have recently had the opportunity to meet with Skandia’s board, management and employee representatives. I have also been able to observe the work that has been laid down in reviewing products, markets and strategies. All this has strengthened my conviction that there is a strong, sound core, an optimistic view of the future, and an inherent development power at Skandia. As CEO my job will be to rally our strengths around Skandia’s mission. This has been the basis of my interest. I have been reassured that this is also the Board’s and employees’ ambition. There is thus support and the conditions needed for this job, and I am anxious to get started.”

Hans-Erik Andersson will take office as CEO of Skandia on 1 January 2004.

Skandia’s chairman, Bengt Braun, extends an invitation to an information meeting today, 14 November 2003, at 10 a.m. Location: Skandia, Sveavägen 44, Stockholm.

For further information, please contact:
Gunilla Svensson, Press Manager, Skandia, tel +46-8-788 25 00

Press release

Skandia

13 November 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Comments from Skandia on press release from DnB

In a press release today, Den norske Bank (DnB) announced that Anders Kvist is leaving his position at the company. In addition to the information provided by DnB, Skandia Insurance Company Ltd wants to provide the following, complementary information:

Extensive work has been carried out for quite some time within the Skandia group on examining routines, practices, agreements and business events during the term of previous managements. In connection with this work, an agreement reached between Skandia's former executive vice president, Ulf Spång, and Anders Kvist, former head of Skandia Asset Management, has been brought to the attention of Skandia and DnB. Under the agreement, Anders Kvist was entitled to bonus compensation from Skandia for 2002 and 2003, plus the right to re-employment by Skandia.

This agreement was made without Skandia's knowledge and in violation of the rules in effect at Skandia. Such an agreement is therefore not binding for Skandia and, moreover, its implication is unsuitable. It will therefore not be honoured. If it turns out that Skandia suffers financial loss as a result of the agreement, Skandia may demand compensation for such loss.

Skandia has also been assured that the changes and staff reinforcements that are now being made in the management of DnB Asset Management vouch for competence and continuity in DnB Asset Management's operations.

For further information, please contact:
Gunilla Svensson, Press Manager, tel. +46-8-788 25 00, +46-8-070-575 75 78
Odd Eiken, Executive Vice President, Communications & Strategy, tel. +46-8-788 25 00

Press release **Skandia**

13 November 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Third quarter sales 2003

The Swedish Insurance Federation today will be publishing insurance industry statistics for the third quarter of 2003. These statistics also include data about Skandia's sales development for the third quarter in Sweden. In view of Skandia's obligations under the stock exchange listing agreement, Skandia has therefore decided to release information today on sales for the third quarter of 2003.

Consolidated sales[1)] for Skandia rose 3% in Swedish kronor and 11% in local currency (see also appended table). Sales of unit linked assurance in local currency rose 7%. New sales of unit linked assurance also rose 7%. In markets outside Sweden, combined sales rose 14% in local currency.

Sales in Sweden (excluding Skandia Liv) amounted to SEK 2.4 billion (2.7) during the third quarter. Sales of unit linked assurance were essentially unchanged, at SEK 1.9 billion (2.0). Savings in mutual fund savings products decreased, however, to SEK 0.5 billion (0.7). New sales of unit linked assurance were unchanged.

Sales for Skandia Liv amounted to SEK 2.8 billion (3.1).

Financial effects through September 2003 will be published on 14 November 2003. Skandia's interim report for the third quarter of 2003 will be released on 24 November 2003.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

[1)] Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All comparison figures pertain to September 2002 unless stated otherwise.

Försäkringsaktiebolaget Skandia (publ)
Säte: Stockholm
Org.nr: 502017-3083

Sales development, third quarter 2003

The sales development pertains to the third quarter of 2003 compared with the corresponding period a year ago.

%	SEK	Local currency
Group	3	11
of which, unit linked assurance	-1	7
Sweden (excl. Skandia Liv	-9	-9
of which, unit linked assurance	-1	-1